UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (“Abengoa”), is furnishing under the cover of Form 6-K the following slide decks that the Company is using for its 9th Annual Analyst and Investor Day in April 7 and April 9, 2015 in New York City and London, respectively:

Exhibit 99.1	Abengoa 3.0, Completing the Transformation Process.
Exhibit 99.2	Financial Review
Exhibit 99.3	Technology, our Competitive Advantage
Exhibit 99.4	Vertical Integration to Outperform Competition
Exhibit 99.5	Mexico 260 B$ Investment Plan
Exhibit 99.6	Chile, changing the energy matrix
Exhibit 99.7	Water Large Growth Global Opportunities
Exhibit 99.8	Solar Energy Opportunities
Exhibit 99.9	Concessions: Crystallizing Value on High Quality Assets
Exhibit 99.10	Bioenergy: Record Year 2014 and Outlook for 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: April 7, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary